

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



DIVISION OF
CORPORATION FINANCE

February 21, 2017

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
shareholderproposals@gibsondunn.com

Re: Amazon.com, Inc.

Dear Mr. Mueller:

This is in regard to your letter dated February 17, 2017 concerning the shareholder proposal submitted by Samajak LP et al. for inclusion in Amazon's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponents have withdrawn the proposal and that Amazon therefore withdraws its January 23, 2017 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ryan J. Adams
Attorney-Adviser

cc: Conrad MacKerron
As You Sow
mack@asyousow.org

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Ronald O. Mueller
Direct: 202.955.8671
Fax: 202.530.9569
RMueller@gibsondunn.com

February 17, 2017

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Amazon.com, Inc.*
Shareholder Proposal of As You Sow on behalf of Samajak LP et al.
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

In a letter dated January 23, 2017, we requested that the staff of the Division of Corporation Finance concur that our client, Amazon.com, Inc. (the "Company"), could exclude from its proxy statement and form of proxy for its 2017 Annual Meeting of Shareholders a shareholder proposal (the "Proposal") and statement in support thereof received from As You Sow on behalf of Samajak LP, Shallat Chemel Trust of 1994, and The Gun Denhart Living Trust ("the Proponents").

Enclosed as Exhibit A is confirmation, received via email, from the Conrad B. MacKerron of As You Sow, dated February 17, 2017, withdrawing the Proposal. Each of the Proponents in its submission authorized As You Sow to act on its behalf with respect to the Proposal. In reliance thereon, we hereby withdraw the January 23, 2017 no-action request relating to the Company's ability to exclude the Proposal pursuant to Rule 14a-8 under the Securities Exchange Act of 1934.

Please do not hesitate to call me at (202) 955-8671 or Mark Hoffman, the Company's Vice President and Associate General Counsel and Assistant Secretary, at (206) 266-2132 if you have any questions.

Sincerely,



Ronald O. Mueller

Enclosure

cc: Mark Hoffman, Amazon.com, Inc.
Conrad B. MacKerron, As You Sow

EXHIBIT A

From: Conrad Mackerron [mailto:mack@asyousow.org]
Sent: Friday, February 17, 2017 11:56 AM
To: Hoffman (Legal), Mark <markhoff@amazon.com>
Subject: Shareholder proposal

Mr. Hoffman:

As You Sow hereby agrees on behalf of the shareholder proponents to withdraw the proposal submitted for Amazon's 2017 annual meeting in light of the company's agreement to a dialogue on sustainability in 2017. Thank you.

Sincerely,

Conrad MacKerron
Senior Vice President
As You Sow
1611 Telegraph Ave., Ste. 1450 |Oakland, CA 94612
510.735.8140 (direct line) | 510.761.7050 (mobile)
www.asyousow.org

~Promoting corporate social and environmental responsibility since 1992~

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Ronald Mueller
Direct: 202.955.8671
Fax: 202.530.9569
RMueller@gibsondunn.com

January 23, 2017

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Amazon.com, Inc.*
Shareholder Proposal of As You Sow on behalf of Samajak LP et al.
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that our client, Amazon.com, Inc. (the "Company"), intends to omit from its proxy statement and form of proxy for its 2017 Annual Meeting of Shareholders (collectively, the "2017 Proxy Materials") a shareholder proposal (the "Proposal") and statements in support thereof (the "Supporting Statement") received from As You Sow on behalf of Samajak LP, Shallat Chemel Trust of 1994, and The Gun Denhart Living Trust (the "Proponents").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2017 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponents.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponents that if the Proponents elect to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

> **BE IT RESOLVED THAT:** Shareowners of Amazon.com request that the board of directors issue a report at reasonable cost, omitting confidential information, assessing the environmental impacts of continued use of foam packing materials, including quantifying the amount that could reach the environment, and assessing the potential for increased risk of adverse health effects to marine animals and humans.

The Supporting Statement states:

> **SUPPORTING STATEMENT:** Proponents believe the report should also include assessment of the reputational, financial, and operational risks associated with continued use of foam packing materials and a timeline to phase out use if possible. We believe the requested report is in the best interests of Amazon.com and its shareholders. Leadership in this area will protect our brand.

The "Whereas" paragraphs preceding the Proposal assert that the Company "continues to use polystyrene-based foam packing materials." The recitals also assert that "[p]olystyrene foam packaging is among the top items found in ocean beach cleanups," and that foam packing materials are "rarely recycled and break down into small indigestible pellets," which "animals mistake for food." A copy of the Proposal, as well as related correspondence with the Proponents, is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

We believe that the Proposal may properly be excluded from the 2017 Proxy Materials pursuant to Rule 14a-8(i)(7) because the Proposal deals with matters relating to the Company's ordinary business operations.

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because The Proposal Deals With Matters Relating To The Company's Ordinary Business Operations.

A. Background

Pursuant to Rule 14a-8(i)(7), a shareholder proposal may be excluded if it "deals with a matter relating to the company's ordinary business operations." Under well-established precedent, the Proposal is excludable under Rule 14a-8(i)(7) because it relates to the Company's ordinary business activities, namely, customer relations and the products and services that the Company sells. Further, even if the environmental concerns touched upon in the Proposal may raise significant policy considerations in some contexts, the Proposal is excludable under Rule 14a-8(i)(7) because there is not a sufficient nexus between the focus of the Proposal and the Company.

According to the Commission's release accompanying the 1998 amendments to Rule 14a-8, the term "ordinary business" "refers to matters that are not necessarily 'ordinary' in the common meaning of the word," but instead the term "is rooted in the corporate law concept providing management with flexibility in directing certain core matters involving the company's business and operations." Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release"). In the 1998 Release, the Commission stated that the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting," and identified one of the central considerations underlying the rule to be that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight."

The 1998 Release further distinguishes proposals pertaining to ordinary business matters from those involving "significant social policy issues," the latter of which are not excludable under Rule 14a-8(i)(7) because they "transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote." *Id.* (citing Exchange Act Release No. 12999 (Nov. 22, 1976)). In this regard, when assessing proposals under Rule 14a-8(i)(7), the Staff considers the terms of the resolution and its supporting statement as a whole. *See* Staff Legal Bulletin No. 14C ("SLB 14C"), part D.2 (June 28, 2005) ("In determining whether the focus of these proposals is a significant social policy issue, we consider both the proposal and the supporting statement as a whole.").

A shareholder proposal being framed in the form of a request for a report does not change the nature of the proposal. The Commission has stated that a proposal requesting the dissemination of a report may be excludable under Rule 14a-8(i)(7) if the subject matter of the report is within the ordinary business of the issuer. *See* Exchange Act Release No. 20091 (Aug. 16, 1983). In addition, the Staff has indicated that "[where] the subject matter of the additional disclosure sought in a particular proposal involves a matter of ordinary business . . . it may be excluded under [R]ule 14a-8(i)(7)." *Johnson Controls, Inc.* (avail. Oct. 26, 1999).

B. The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because It Relates To The Products and Services The Company Offers To Its Customers And The Company's Customer Relations.

The Proposal requests that the Company prepare a report "assessing the environmental impacts of [the] continued use of foam packing materials, including quantifying the amount that could reach the environment, and assessing the potential for increased risk of adverse health effects to marine animals and humans." In assessing the Proposal under Rule 14a-8(i)(7), it is important to consider the Proposal in the context of the Company's operations. The Company is a global internet retailer that sells millions of products through its retail websites and enables third parties to sell millions of products to the public through the Company's retail websites. In many of the instances when the Company ships a package with foam packing materials, the foam is included in the packaging used by manufacturers. For other customer orders, the Company will prepare the product for shipment by placing it in the appropriate shipment packing materials and then shipping the product directly to the customer. In some of these cases, the packing materials used for shipment include polystyrene-based foam packing materials. While many of the Company's customers receive free shipping on their orders, some customers pay for shipping of their orders. In addition, for third parties who sell products through the Company's websites, the Company offers packing and shipping services through its Fulfillment by Amazon service. Thus, as discussed further below, the Company's decisions regarding packing materials are part of the Company's product and service offerings, and are integrally related to the Company's customer relations.

The Proposal refers to the Company's "continue[d] . . . use [of] polystyrene-based foam packing materials in e-commerce," and the recitals demonstrate that the Proposal is focused on the impact of foam packing materials when they reach the environment after improper disposal. While polystyrene-based foam packing materials may be recycled, as the Proponents acknowledge in the recitals, the recitals assert that foam packing materials are rarely recycled. The recitals state that "Polystyrene foam packaging is among the top items found in ocean beach cleanups" and set forth other concerns that arise when foam packing materials are not recycled and instead improperly disposed of. However, disposal of foam materials that the Company has used in shipping products to customers occurs after the Company packs a product with the appropriate packing materials, ships a customer's order, the customer receives the order, and the customer disposes of any packing materials in which the ordered product arrived. It is the improper disposal of these materials—the failure of end users to recycle the material—that could lead to the potential harm to the environment or animals that the Proposal addresses. The Company is not able to control its customers' disposition of any foam packing materials that are included in the boxes used to ship products.

In short, the principal focus of the Proposal is the potential risks associated with improper disposal of foam packing materials after the Company has shipped a product to customers. Thus, the Proposal in essence is requesting that the Company report on the potential impact of actions taken by its customers. However, as to the Company, the determination of whether, when, and how to use foam packing is an integral part of the determination of the products and services that the Company offers and the Company's customer relations.

The Staff consistently has recognized that decisions relating to the products and services offered by a company are part of a company's ordinary business operations and has concurred in their exclusion. For example, in *Family Dollar* (avail. Nov. 6, 2007), *recon. denied* (Nov. 20, 2007), a shareholder proposal cited "recent reports of toxic and hazardous products imported into the US" before seeking a report "evaluating [c]ompany policies and procedures for systematically minimizing customers' exposure to toxic substances and hazardous components in its marketed products," summarizing the criteria used to evaluate the safety of such products and "includ[ing] options for . . . encouraging suppliers to reduce or eliminate such materials." The company was a large retailer selling a multitude of products purchased from numerous national and overseas suppliers. Seeking the proposal's exclusion, the company also argued that "product selection is fundamental to management's ability to run the [c]ompany on a day-to-day basis" and that the "evaluation of and decisions regarding the selection of products to be sold in the [c]ompany's stores are complex business decisions based on a multitude of factors . . . outside the knowledge and expertise of shareholders." The Staff concurred in the proposal's exclusion on the grounds that the proposal related to the sale of particular products. Similarly, in *Mondelēz Int'l, Inc.* (avail. Feb. 23, 2016), a shareholder proposal sought a report on the company's use of nanomaterials, including a description of products or packaging that contained nanoparticles, an explanation as to why nanoparticles were being used, and a description of what actions management was taking to reduce or eliminate nanoparticles' risks to human health and the environment. It also sought to eliminate the use of nanomaterials until or unless long-term testing proved they were safe. The company argued that the proposal related to its ordinary business decisions. Specifically, the company argued that "the [p]roposal addresse[d] the [c]ompany's decisions regarding the ingredients or materials contained in the [c]ompany's products and/or packaging" and fell into a "well-established" category of proposals "relating to the development of products and product lines, including the choices of processes and supplies used in the preparation of a company's products and any packaging [that were] excludable as relating to a company's ordinary business operations." The Staff concurred in the proposal's exclusion on the ground the proposal related to the company's product development. *See also FMC Corp.* (avail. Feb. 25, 2011, *recon. denied* Mar. 16, 2011) (Staff concurred in the exclusion of a proposal requesting the company establish a "product stewardship program" for certain products "suspected to have been misused by third parties to harm wildlife or humans" where the company emphasized, among other things, that the acts were not "carried out or sanctioned by the [c]ompany or anyone acting on behalf of or at the direction of the [c]ompany").

The Staff also has consistently found that proposals relating to the use of customer information are excludable under Rule 14a-8(i)(7) as relating to a company's ordinary business operations. *See, e.g., Ford Motor Co.* (Feb. 13, 2013) (concurring that a proposal requesting that the company review dealership performance could be excluded under Rule 14a-8(i)(7), in which the Staff stated, "Proposals concerning customer relations are generally excludable under rule 14a-8(i)(7)."); *AT&T Inc.* (Feb. 7, 2008) (permitting exclusion under Rule 14a-8(i)(7) when the proposal requested that the board prepare a report discussing, from technical, legal, and ethical standpoints, the policy issues that pertain to disclosing customer records and the content of customer communications to governmental agencies without a warrant, as well as the effect of such disclosures on privacy rights of customers); *Verizon Communications Inc.* (Feb. 22, 2007) (same); *AT&T Inc.* (Feb. 9, 2007) (permitting exclusion under Rule 14a-8(i)(7) when the proposal requested a report regarding the disclosure of customer communications to specified government agencies without a warrant, possible steps to ensure customers' privacy rights and the confidentiality of customer information, and the company's past expenditures relating to the "alleged program"). *See also Bank of America Corp.* (Feb. 21, 2006) (permitting exclusion under Rule 14a-8(i)(7) when the proposal requested a report on the company's policies and procedures for ensuring the confidentiality of customer information).

Like the proposals in the foregoing precedents, the Proposal may be excluded under Rule 14a-8(i)(7) because it relates to the Company's ordinary business decisions: specifically, the products and services sold by the Company and the Company's customer relations. As a global internet retailer, the ability to package and ship products to retail customers is critical to the day-to-day operation of the Company's business.[1] Decisions regarding the cost and manner of packing and shipping products to customers implicate both the Company's own product sales to customers and the services that the Company provides to third party sellers who sell through the Company's websites and use the Company's "Fulfillment by Amazon" services. As well, the Company is relentlessly focused on its customers' experience with product shipping and packaging, as demonstrated by the Company's long-standing commitment to Frustration Free Packaging for its customers (which promotes easy-to-open, 100% recyclable packaging) and by the Company's efforts to increase the numbers of products that qualify to ship in their own packages without additional shipping boxes. These efforts also seek to eliminate hard plastic "clamshell" cases

---

[1] In 2015, the Company's net shipping costs exceeded $5 billion. *See* Amazon, Inc. Form 10-K (Dec. 31, 2015) (https://www.sec.gov/Archives/edgar/data/1018724/000101872416000172/amzn-20151231x10k.htm) (providing statistic as to over $5 billion in shipping costs).

and the plastic-coated wire ties commonly used in toy packaging. In 2015 alone, Amazon saved/eliminated 72 million pounds of packaging through these programs.

Managing the day-to-day operations of the Company's extensive fulfillment network, including decisions as to the material used for packing shipments, requires complex and extensive analysis that is not appropriate for shareholders and should be left to management. In making decisions as to the types of packing material used for shipping, the Company must consider a variety of factors, including:

- the types of products being shipped;
- the cost and effectiveness of packing materials;
- the time expended in using certain materials;
- the financial and reputational impact of a negative customer experience resulting from receiving damaged product if products are not adequately packed for shipping;
- the environmental impact of product damage resulting from insufficient or ineffective packaging—when minimally protective packaging is not provided with the item shipped, the risk to the customer is that they will both have to dispose of the packaging and the damaged item, causing additional potential environmental wastes and/or further shipping impacts;
- the cost of introducing alternative packing materials and modifying existing packing procedures to integrate those alternatives;
- the impact, in terms of increased weight or package size, of using alternative forms of packing materials;
- relationships and existing agreements with suppliers of packing materials;
- whether to charge third parties or customers for the costs of packing, and if so, the timing and amount of such charges; and
- compliance with applicable environmental laws and regulations.

This analysis far exceeds the scope of shareholder expertise. This is exactly the type of analysis that Rule 14a-8(i)(7) recognizes as a proper function for management, who have the requisite knowledge and resources on these topics to appropriately analyze and weigh these factors in light of the Company's business operations.

As addressed in the precedents above, the selection of how to pack products for delivery to customers are fundamental to management's ability to run the Company on a day-to-day basis, and this is particularly true for large businesses such as the Company. The Company carefully selects the packing materials it will use for a given product to ensure the product safely arrives at its destination. These decisions are intricately intertwined with the Company's decisions regarding the products and services that it offers and its customer relations. Therefore, as with the precedents cited above, the Proposal may be excluded because it relates to the Company's ordinary business operations.

C. Regardless Of Whether The Proposal Touches Upon A Policy Issue Deemed Significant For Other Companies, The Proposal Is Excludable Under Rule 14a-8(i)(7) Because There Is Not A Sufficient Nexus Between The Proposal And The Company's Business Operations.

As discussed above, the Proposal requests that the Company report on the environmental impact of actions that may be taken by the Company's customers in recycling or otherwise discarding of polystyrene foam packing materials. Note 4 of Staff Legal Bulletin 14E (Oct. 27, 2009) states that "[i]n those cases in which a proposal's underlying subject matter transcends the day-to-day business matters of the company and raises policy issues so significant that it would be appropriate for a shareholder vote, the proposal generally will not be excludable under Rule 14a-8(i)(7) as long as a sufficient nexus exists between the nature of the proposal and the company" (emphasis added). The Staff reaffirmed this position in Note 32 of Staff Legal Bulletin 14H (Oct. 22, 2015), explaining "[w]hether the significant policy exception applies depends, in part, on the connection between the significant policy issue and the company's business operations." Although the Proposal's reference to "environmental impact" and "adverse health effects to marine animals and humans" caused by recycling or otherwise disposing of polystyrene-based foam packing materials may raise significant policy considerations in some contexts, there is not a sufficient nexus between those issues and the Company, an online retailer. Accordingly, the Proposal remains excludable under Rule 14a-8(i)(7) notwithstanding that it addresses a subject that would raise significant policy considerations for other companies.

In this respect, the Staff's responses in *Danaher Corp.* (avail. Mar. 8, 2013, *recon. denied.* Mar. 20, 2013) and *Amazon.com, Inc.* (avail. Mar. 17, 2016) are particularly relevant. The proposal in *Danaher* asserted that mercury from dental amalgam, a product Danaher manufactures, could pollute the environment if mishandled by dentists or their patients. The proposal requested that Danaher report on its policies and plans for eliminating releases into the environment of mercury from its products. Although the proposal addressed potential environmental pollution by Danaher's customers as a result of their mishandling of a Danaher product, there was not a sufficient nexus between that issue and Danaher. Accordingly, the Staff concurred that Danaher could exclude the proposal under Rule 14a-8(i)(7), noting that the proposal related to Danaher's product development and that "[p]roposals concerning product development are generally excludable under [R]ule 14a-8(i)(7)." Similarly, in *Amazon.com*, the Company received a proposal focused on electronic waste generated as a result of sales of consumer electronics, which the proposal noted "contain toxic materials . . . and are difficult to recycle." The proposal asserted that "[l]ess than half of discarded electronics are collected for recycling" and that "electronic waste is the fastest growing and most hazardous component of the municipal waste stream." The proposal requested that the Company report on its policy options to reduce the potential pollution and public health problems caused by this waste and the Company's sale of such products to consumers, and for the Company to increase safe recycling of such wastes. While the proposal raised the issue of environmental harm that could result from the Company's sales to consumers, a significant nexus did not exist between that issue and the Company's business. The Staff therefore concurred in the exclusion of the proposal because it did not focus on a significant policy issue and related to the Company's products and services.

Like the proposals in *Danaher* and *Amazon.com*, the Proposal does not focus upon a policy issue significant to the Company's operations, and instead implicates the Company only in ways that affect its ordinary business decisions. As a global online retailer, the products and services that the Company decides to offer in conjunction with online sales (e.g., packaging products with polystyrene-based foam packing materials for shipment) constitute ordinary business matters for the Company. Even to the extent that the Company chooses the product it uses to package products for shipment, as in *Danaher* and *Amazon.com*, the Proposal is not focused on the Company's own operations but instead the Proposal relates to what the Company's customers do with the packing materials after they receive the purchased product and remove the product from its packaging. The Company is not in the business of producing or disposing of polystyrene-based packing materials and the "amount that could reach the environment" does not bear a sufficient nexus to the Company's operations. Thus, even if the "potential for increased risk of adverse health effects to marine animals and humans" is a significant policy issues for some companies, it is not significant policy issues with respect to the Company's business operations.

The Proposal's recommendations focus on the Company's decisions regarding the products and services it offers. Such decisions fall within the Company's ordinary business operations, are fundamental to management's ability to run the Company's operations, and are not an appropriate matter for shareholder oversight. The Proposal is therefore excludable under Rule 14a-8(i)(7).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2017 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671, or Mark Hoffman, the Company's Vice President and Associate General Counsel and Assistant Secretary, at (206) 266-2132.

Sincerely,



Ronald O. Mueller

Enclosures

cc: Mark Hoffman, Amazon.com, Inc.
Conrad B. MacKerron, As You Sow
Margaret Kaplan, Samajak LP
Lee Chemel, The Shallat Chemel Trust of 1994
Gun Denhart, The Gun Denhart Living Trust

EXHIBIT A



AS YOU SOW

1611 Telegraph Ave, Suite 1450
Oakland, CA 94612

www.asyousow.org
BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

December 6, 2016

David A. Zapolsky
Corporate Secretary
Amazon.com, Inc.
410 Terry Avenue North
Seattle, Washington 98109

Dear Mr. Zapolsky:

As You Sow is filing a shareholder proposal on behalf of Samajak LP ("Proponent"), a shareholder of Amazon.com, Inc. stock, in order to protect the shareholder's right to raise this issue in the proxy statement. The Proponent is submitting the enclosed shareholder proposal for inclusion in the 2017 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

A letter from Samajak LP authorizing As You Sow to act on its behalf is enclosed. A representative of the Proponent will attend the stockholders' meeting to move the resolution as required.

We are optimistic that a dialogue with the company can result in resolution of the Proponent's concerns.

Sincerely,

Conrad MacKerron

Conrad MacKerron
Senior Vice President

Enclosures

- Shareholder Proposal
- Samajak LP Authorization

WHEREAS:

Amazon.com says it is "constantly looking for ways to further reduce our environmental impact", yet continues to use polystyrene-based foam packing materials in e-commerce while competitors such as Dell and Ikea are phasing them out.

The Sustainable Packaging Coalition defines sustainable packaging as "beneficial, safe and healthy for individuals and communities throughout its life cycle." The International Agency for Research on Cancer has determined that styrene, used in the production of polystyrene, is a possible human carcinogen. Epidemiologic studies suggest an association between occupational styrene exposure and an increased risk of leukemia and lymphoma.

Polystyrene foam packaging is among the top items found in ocean beach cleanups. Foam packing materials are rarely recycled and break down into small indigestible pellets which animals mistake for food. Ingestion can result in death as demonstrated in birds, turtles, and whales. Foam has also been shown to transfer hazardous chemicals to wildlife. Plastics absorb toxics like PCBs, pesticides, and metals from water, transferring them to the marine food web and potentially to human diets, increasing risk of adverse effects to wildlife and humans.

Foam may pose a higher risk to marine animals than other plastics due to its hazardous constituent chemicals and research showing it can accumulate high concentrations of water borne toxins in a short time frame. Polystyrene has caused decreased reproduction in laboratory populations of oysters and fish.

Antigua and Barbuda, Bangladesh, Barbados, France, Guyana, Haiti, Rwanda, Taiwan and states in India and Malaysia have enacted bans on foam packaging. More than 100 U.S. cities or counties banned or restricted foam packaging. Amazon needs to explore options including phase out in advance of further regulatory developments.

Fresh waters are also threatened by plastics like polystyrene. A recent study of 29 rivers flowing into the Great Lakes found that every sample carried microplastics, often in concentrations far larger than detected in the lakes themselves. The problem can be exacerbated in developing countries with less sophisticated solid waste management systems.

The company says it is "always driving improvements in the sustainability of packaging across Amazon's supply chain, starting with our own packaging" yet continues to use foam packing materials. E-commerce competitors Ikea and Dell have made public commitments to phase out use of foam in favor of safer materials like molded pulp.

BE IT RESOLVED THAT: Shareowners of Amazon.com request that the board of directors issue a report at reasonable cost, omitting confidential information, assessing the environmental impacts of continued use of foam packing materials, including quantifying the amount that could reach the environment, and assessing the potential for increased risk of adverse health effects to marine animals and humans.

SUPPORTING STATEMENT: Proponents believe the report should also include assessment of the reputational, financial, and operational risks associated with continued use of foam packing materials and a timeline to phase out use if possible. We believe the requested report is in the best interest of Amazon.com and its shareholders. Leadership in this area will protect our brand.

November 9, 2016

Andrew Behar
CEO
As You Sow Foundation
1611 Telegraph Ave., Ste. 1450
Oakland, CA 94612

Re: Authorization to File Shareholder Resolution

Dear Andrew Behar,

As of November 7, 2016, the undersigned, Samajak LP (the "Stockholder") authorizes As You Sow to file or cofile a shareholder resolution on Stockholder's behalf with Amazon.com, and that it be included in the 2017 proxy statement, in accordance with Rule 14-a8 of the General Rules and Regulations of the Securities and Exchange Act of 1934.

The Stockholder has continuously owned over $2,000 worth of Amazon.com stock, with voting rights, for over a year. The Stockholder intends to hold the required amount of stock through the date of the company's annual meeting in 2017.

The Stockholder gives As You Sow the authority to deal on the Stockholder's behalf with any and all aspects of the shareholder resolution, including designating another entity as lead filer and representative of the shareholder. The Stockholder understands that the Stockholder's name may appear on the company's proxy statement as the filer of the aforementioned resolution, and that the media may mention the Stockholder's name related to the resolution.

Sincerely,



Margaret Kaplan
General Partner
Samajak LP


charles
SCHWAB

December 6, 2016

Samajak LP:

Charles Schwab & Co. Inc., a DTC participant, acts as the custodian for Samajak LP. As of and including December 6, 2016, Charles Schwab & Co. Inc. has held 128 shares of Amazon.com stock with voting rights continuously for over one year on behalf of Samajak LP.

Best Regards,

Julie Stoddard
Senior Relationship Specialist
Charles Schwab & Co. Inc.



AS YOU SOW

1611 Telegraph Ave, Suite 1450
Oakland, CA 94612

www.asyousow.org
BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

December 6, 2016

David A. Zapolsky
Corporate Secretary
Amazon.com, Inc.
410 Terry Avenue North
Seattle, Washington 98109

Dear Mr. Zapolsky:

As You Sow is co-filing a shareholder proposal on behalf of Shallat Chemel Trust of 1994 ("Proponent"), a shareholder of Amazon.com, Inc. stock, in order to protect the shareholder's right to raise this issue in the proxy statement. The Proponent is submitting the enclosed shareholder proposal for inclusion in the 2017 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

As You Sow also represents the lead filer of this resolution, Samajak LP.

A letter from Shallat Chemel Trust of 1994 authoripzing As You Sow to act on its behalf is enclosed. A representative of the Proponent will attend the stockholders' meeting to move the resolution as required.

We are optimistic that a dialogue with the company can result in resolution of the Proponent's concerns.

Sincerely,

Conrad MacKerron
Senior Vice President

Enclosures

- Shareholder Proposal
- Shallat Chemel Trust of 1994 Authorization

WHEREAS:

Amazon.com says it is "constantly looking for ways to further reduce our environmental impact", yet continues to use polystyrene-based foam packing materials in e-commerce while competitors such as Dell and Ikea are phasing them out.

The Sustainable Packaging Coalition defines sustainable packaging as "beneficial, safe and healthy for individuals and communities throughout its life cycle." The International Agency for Research on Cancer has determined that styrene, used in the production of polystyrene, is a possible human carcinogen. Epidemiologic studies suggest an association between occupational styrene exposure and an increased risk of leukemia and lymphoma.

Polystyrene foam packaging is among the top items found in ocean beach cleanups. Foam packing materials are rarely recycled and break down into small indigestible pellets which animals mistake for food. Ingestion can result in death as demonstrated in birds, turtles, and whales. Foam has also been shown to transfer hazardous chemicals to wildlife. Plastics absorb toxics like PCBs, pesticides, and metals from water, transferring them to the marine food web and potentially to human diets, increasing risk of adverse effects to wildlife and humans.

Foam may pose a higher risk to marine animals than other plastics due to its hazardous constituent chemicals and research showing it can accumulate high concentrations of water borne toxins in a short time frame. Polystyrene has caused decreased reproduction in laboratory populations of oysters and fish.

Antigua and Barbuda, Bangladesh, Barbados, France, Guyana, Haiti, Rwanda, Taiwan and states in India and Malaysia have enacted bans on foam packaging. More than 100 U.S. cities or counties banned or restricted foam packaging. Amazon needs to explore options including phase out in advance of further regulatory developments.

Fresh waters are also threatened by plastics like polystyrene. A recent study of 29 rivers flowing into the Great Lakes found that every sample carried microplastics, often in concentrations far larger than detected in the lakes themselves. The problem can be exacerbated in developing countries with less sophisticated solid waste management systems.

The company says it is "always driving improvements in the sustainability of packaging across Amazon's supply chain, starting with our own packaging" yet continues to use foam packing materials. E-commerce competitors Ikea and Dell have made public commitments to phase out use of foam in favor of safer materials like molded pulp.

BE IT RESOLVED THAT: Shareowners of Amazon.com request that the board of directors issue a report at reasonable cost, omitting confidential information, assessing the environmental impacts of continued use of foam packing materials, including quantifying the amount that could reach the environment, and assessing the potential for increased risk of adverse health effects to marine animals and humans.

SUPPORTING STATEMENT: Proponents believe the report should also include assessment of the reputational, financial, and operational risks associated with continued use of foam packing materials and a timeline to phase out use if possible. We believe the requested report is in the best interest of Amazon.com and its shareholders. Leadership in this area will protect our brand.

November 25, 2016

Andrew Behar
CEO
As You Sow Foundation
1611 Telegraph Ave., Ste. 1450
Oakland, CA 94612

Re: Authorization to File Shareholder Resolution

Dear Andrew Behar,

As of November 25, 2016, the undersigned, the Shallat Chemel Trust of 1994 (the "Stockholder") authorizes As You Sow to file or co-file a shareholder resolution on Stockholder's behalf with Amazon.com, and that it be included in the 2017 proxy statement, in accordance with Rule 14-a8 of the General Rules and Regulations of the Securities and Exchange Act of 1934.

The Stockholder has continuously owned over $2,000 worth of Amazon.com stock, with voting rights, for over a year. The Stockholder intends to hold the required amount of stock through the date of the company's annual meeting in 2017.

The Stockholder gives As You Sow the authority to deal on the Stockholder's behalf with any and all aspects of the shareholder resolution, including designating another entity as lead filer and representative of the shareholder.

Sincerely,



Lee Chemel
Trustee
The Shallat Chemel Trust of 1994


charles
SCHWAB

December 6, 2016

Shallat Chemel Trust of 1994:

Charles Schwab & Co. Inc., a DTC participant, acts as the custodian for Shallat Chemel Trust of 1994. As of and including December 6, 2016, Charles Schwab & Co. Inc. has held 13 shares of Amazon.com stock with voting rights continuously for over one year on behalf of Shallat Chemel Trust of 1994.

Best Regards,

Julie Stoddard
Senior Relationship Specialist
Charles Schwab & Co. Inc.



AS YOU SOW

1611 Telegraph Ave, Suite 1450
Oakland, CA 94612

www.asyousow.org
BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

December 6, 2016

David A. Zapolsky
Corporate Secretary
Amazon.com, Inc.
410 Terry Avenue North
Seattle, Washington 98109

Dear Mr. Zapolsky:

As You Sow is co-filing a shareholder proposal on behalf of The Gun Denhart Living Trust ("Proponent"), a shareholder of Amazon.com, Inc. stock, in order to protect the shareholder's right to raise this issue in the proxy statement. The Proponent is submitting the enclosed shareholder proposal for inclusion in the 2017 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

As You Sow also represents the lead filer of this resolution, Samajak LP.

A letter from The Gun Denhart Living Trust authorizing As You Sow to act on its behalf is enclosed. A representative of the Proponent will attend the stockholders' meeting to move the resolution as required.

We are optimistic that a dialogue with the company can result in resolution of the Proponent's concerns.

Sincerely,

Conrad MacKerron
Senior Vice President

Enclosures

- Shareholder Proposal
- The Gun Denhart Living Trust Authorization

WHEREAS:

Amazon.com says it is "constantly looking for ways to further reduce our environmental impact", yet continues to use polystyrene-based foam packing materials in e-commerce while competitors such as Dell and Ikea are phasing them out.

The Sustainable Packaging Coalition defines sustainable packaging as "beneficial, safe and healthy for individuals and communities throughout its life cycle." The International Agency for Research on Cancer has determined that styrene, used in the production of polystyrene, is a possible human carcinogen. Epidemiologic studies suggest an association between occupational styrene exposure and an increased risk of leukemia and lymphoma.

Polystyrene foam packaging is among the top items found in ocean beach cleanups. Foam packing materials are rarely recycled and break down into small indigestible pellets which animals mistake for food. Ingestion can result in death as demonstrated in birds, turtles, and whales. Foam has also been shown to transfer hazardous chemicals to wildlife. Plastics absorb toxics like PCBs, pesticides, and metals from water, transferring them to the marine food web and potentially to human diets, increasing risk of adverse effects to wildlife and humans.

Foam may pose a higher risk to marine animals than other plastics due to its hazardous constituent chemicals and research showing it can accumulate high concentrations of water borne toxins in a short time frame. Polystyrene has caused decreased reproduction in laboratory populations of oysters and fish.

Antigua and Barbuda, Bangladesh, Barbados, France, Guyana, Haiti, Rwanda, Taiwan and states in India and Malaysia have enacted bans on foam packaging. More than 100 U.S. cities or counties banned or restricted foam packaging. Amazon needs to explore options including phase out in advance of further regulatory developments.

Fresh waters are also threatened by plastics like polystyrene. A recent study of 29 rivers flowing into the Great Lakes found that every sample carried microplastics, often in concentrations far larger than detected in the lakes themselves. The problem can be exacerbated in developing countries with less sophisticated solid waste management systems.

The company says it is "always driving improvements in the sustainability of packaging across Amazon's supply chain, starting with our own packaging" yet continues to use foam packing materials. E-commerce competitors Ikea and Dell have made public commitments to phase out use of foam in favor of safer materials like molded pulp.

BE IT RESOLVED THAT: Shareowners of Amazon.com request that the board of directors issue a report at reasonable cost, omitting confidential information, assessing the environmental impacts of continued use of foam packing materials, including quantifying the amount that could reach the environment, and assessing the potential for increased risk of adverse health effects to marine animals and humans.

SUPPORTING STATEMENT: Proponents believe the report should also include assessment of the reputational, financial, and operational risks associated with continued use of foam packing materials and a timeline to phase out use if possible. We believe the requested report is in the best interest of Amazon.com and its shareholders. Leadership in this area will protect our brand.

October 25, 2016

Andrew Behar
CEO
As You Sow Foundation
1611 Telegraph Ave., Ste. 1450
Oakland, CA 94612

Re: Authorization to File Shareholder Resolution

Dear Andrew Behar,

As of October 25, 2016, the undersigned, The Gun Denhart Living Trust (the "Stockholder") authorizes As You Sow to file or cofile a shareholder resolution on Stockholder's behalf with Amazon.com, and that it be included in the 2017 proxy statement, in accordance with Rule 14-a8 of the General Rules and Regulations of the Securities and Exchange Act of 1934.

The Stockholder has continuously owned over $2,000 worth of Amazon.com stock, with voting rights, for over a year. The Stockholder intends to hold the required amount of stock through the date of the company's annual meeting in 2017.

The Stockholder gives As You Sow the authority to deal on the Stockholder's behalf with any and all aspects of the shareholder resolution, including designating another entity as lead filer and representative of the shareholder. The Stockholder understands that the Stockholder's name may appear on the company's proxy statement as the filer of the aforementioned resolution, and that the media may mention the Stockholder's name related to the resolution.

Sincerely,



Gun Denhart
Trustee
The Gun Denhart Living Trust